

13002501

No Act

P.E. 4/2/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAY - 1 2013

Washington, DC 20549

May 1, 2013

Willie C. Bogan
McKesson Corporation
willie.bogan@mckesson.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-01-13

Re: McKesson Corporation
Incoming letter dated April 2, 2013

Dear Mr. Bogan:

This is in response to your letters dated April 2, 2013 and April 25, 2013 concerning the shareholder proposal submitted to McKesson by the International Brotherhood of Electrical Workers Pension Benefit Fund. We also have received a letter on the proponent's behalf dated April 12, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

May 1, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKesson Corporation
Incoming letter dated April 2, 2013

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that McKesson may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by McKesson to approve the 2013 Stock Plan. You indicate that the proposal would directly conflict with McKesson's proposal. You also indicate that inclusion of the proposal and McKesson's proposal in McKesson's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if McKesson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which McKesson relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MCKESSON

Willie C. Bogan Associate General Counsel and Secretary

PRIVILEGED AND CONFIDENTIAL

1934 Act/Rule 14a-8

April 25, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

On April 2, 2013, I submitted a letter (the "No-Action Request") on behalf of McKesson Corporation (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") submitted by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent") under cover of a letter dated February 6, 2013. The No-Action Request indicated the Company's view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) and Rule 14a-8(i)(3).

On April 12, 2013, The Marco Consulting Group submitted a letter to the Staff on behalf of the Proponent responding to the No-Action Request (the "Response") and asserting that the Proposal should not be excluded from the 2013 Proxy Materials. Based on the No-Action Request and this letter, the Company requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from the 2013 Proxy Materials on the grounds that (i) the Proposal would directly conflict with the Company's own proposal seeking stockholder approval of the Company's 2013 Stock Plan (the "Plan"),

McKesson Corporation
One Post Street
San Francisco, CA 94104

www.mckesson.com

and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(9), and (ii) the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3). The Company submits this letter to confirm that the Plan will be included in the 2013 Proxy Materials as a company-sponsored proposal, and to respond to the arguments set forth in the Response, which is attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by email to the Proponent and to The Marco Consulting Group.

I. The 2013 Stock Plan Will Be Included in the 2013 Proxy Materials

I confirm that the Plan, as described in the No-Action Request, will be included in the 2013 Proxy Materials as a company-sponsored proposal. The Plan will contain the following provision relating to acceleration of vesting and exercisability of awards following a change in control of the Company:

> **13. CHANGE IN CONTROL.**
>
> (a) The occurrence of a Change in Control shall not alone result in the accelerated vesting and exercisability of an Award unless otherwise provided in an Award agreement; provided, that an Award agreement may provide for full vesting and exercisability in the event of a qualifying termination of service with the Corporation (or a successor thereto) that occurs in connection with a Change in Control.

In contrast, the Proposal would ask the Company's Board of Directors to adopt a policy that prohibits accelerated vesting of a senior executive's equity awards following a change in control, except that only partial, *pro rata* vesting up to the time of the executive's termination may be permitted by the Compensation Committee for a particular award.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with the Company's Own Proposal Seeking Stockholder Approval of the Company's 2013 Stock Plan

The Response sets forth two arguments for why the Proposal should not be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9). First, the Response incorrectly asserts that there is no conflict between the Proposal and the Plan because, "procedurally, the Proposal cannot be construed as conflicting with the putative management proposal." The Response cites *Citigroup, Inc.* (February 5, 2013) and *Nabors Industries Ltd.* (March 26, 2013) for the proposition that a stockholder proposal cannot be construed as conflicting with a company-sponsored proposal where the policy suggested in the stockholder proposal would be developed and implemented after the annual meeting. This proposition, however, is inconsistent

with recent Staff no-action letters where the Staff permitted the exclusion of similar stockholder proposals pursuant to Rule 14a-8(i)(9) that would likewise be developed and implemented after the annual meeting. *See, e.g., Starwood Hotels & Resorts Worldwide Inc.* (March 21, 2013) and *Verizon Communications Inc.* (February 8, 2013). The Response ignores the fact that the companies in *Citigroup* and *Nabors* did not indicate to the Staff that they would definitely submit the company-sponsored plan to their stockholders. In *Citigroup, Inc.* (February 5, 2013), the Staff did not concur in the exclusion of a stockholder proposal when the company "has not conclusively determined whether it will submit" a conflicting proposal, and in *Nabors Industries Ltd.* (March 26, 2013), the Staff did not concur in the exclusion of a stockholder proposal when the company described only a "current intent" to submit a conflicting proposal. Unlike in *Citigroup* and *Nabors*, the Company has confirmed herein that the Plan, as described in the No-Action Request, including the provision relating to acceleration of vesting and exercisability of awards following a change in control of the Company quoted in the No-Action Request, will be included in the 2013 Proxy Materials as a company-sponsored proposal.

Second, the Response erroneously argues that the Plan "does not conflict substantively with the Proposal" because the operative language in the Plan states that awards "may" provide for full vesting in the event of a termination and change in control. The Response asserts that inclusion of the permissive word "may" in the Plan also implies "may not" and thus distinguishes the Plan from *Starwood Hotels & Resorts Worldwide Inc.* (March 21, 2013) and *Verizon Communications Inc.* (February 8, 2013). The Response, however, misses the point. Even if the Company were to read "may not" into the Plan as the Response suggests, the resulting reading that an award "may fully vest" or an award "may not fully vest" remains in conflict with the Proposal because the Proposal would not permit accelerated full vesting under any circumstances. Moreover, the partial, *pro rata* vesting contemplated by the Proposal conflicts with the Plan and with the Company's determination that an award agreement may provide for acceleration of *full* vesting in the event of a qualifying termination of service that occurs in connection with a change in control. The Company will submit the Plan to stockholders (including the above-referenced Section 13(a)), which provides that awards may in fact be subject to acceleration of *full* vesting and exercisability in the event of a qualifying termination of service that occurs in connection with a change in control as so determined with respect to such awards, and in the absence of such specific provisions, no acceleration will occur solely as a result of a change in control. Nothing in the Plan contemplates the ability to provide for partial, *pro rata* vesting, as described in the Proposal. If stockholders were to approve both the Plan and the Proposal, the resulting outcome would be inconsistent and ambiguous as to how acceleration of vesting should be addressed by the Company and the Compensation Committee.

As noted in the No-Action Request, the Staff has consistently permitted exclusion of stockholder proposals when the stockholders voting on the stockholder proposal and the company-sponsored proposal would appear to be facing conflicting and alternative decisions, and would not appreciate that votes in support of both proposals would present inconsistent direction to the company's management. The inclusion in the 2013 Proxy Materials of both the Proposal and the Company's proposal for the approval of the Plan would present alternative and conflicting decisions for the Company's stockholders, and an affirmative vote on both the

Proposal and the Company's proposal would lead to an inconsistent, ambiguous and inconclusive mandate from the stockholders.

For the foregoing reasons, and as more thoroughly explained in the No-Action Request, the Company believes that the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(9) as directly conflicting with the Company's own proposal to be submitted to stockholders at the 2013 Annual Meeting.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading

The Response argues that the Proposal is not vague or indefinite and that the No-Action Request raises "peripheral questions" to "muddy up the reasonable and certain requirements of the Proposal." The Company maintains its position that the Proposal is written in a manner that makes its meaning substantially unclear and susceptible to multiple interpretations.

Notably, the Response glosses over the ambiguity raised by the Company with respect to the terms "equity award" and "equity incentive plan." While the Company agrees with the Proponent that stockholders "do not need a treatise on accounting regulations to vote on an issue concerning equity awards," the Company believes that it is essential for stockholders to fully understand which awards would be subject to the requested policy. The term "equity award," which is a central aspect of the Proposal as to its actual applicability, is defined in the Proposal as "an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K," without specifically explaining in the Proposal the external definition that would determine those equity awards to which the Proposal applies. The Staff has consistently permitted exclusion of proposals that define terms by reference to outside sources and therefore fail to disclose to stockholders key definitions that are part of the proposal. In defining "equity award" by reference to an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, the Proposal in fact also indirectly references a second external standard, because Item 402(a)(6)(iii) of Regulation S-K defines "equity incentive plan" as "an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of FASB ASC Topic 718." Consequently, the determination as to which awards are covered by the Proposal must be made by reference to yet another external standard under U.S. Generally Accepted Accounting Principles, FASB ASC Topic 718 ("ASC 718"), which the Proposal fails to mention or describe at all. The Response suggests that the No-Action Request, in emphasizing the ambiguity raised in the Proposal's definition of "equity award" as "an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K," is merely highlighting the "legislative history on how the SEC came to define Item 402 of Regulation S-K." This assertion is incorrect. Item 402 of Regulation S-K in part looks to the principles in ASC Topic 718 to determine the coverage of Item 402(a)(6)(iii). ASC 718, in turn, includes a complex set of analyses to determine the types of awards that come within its scope and how those awards are accounted for in a company's financial statements and reported in a company's executive compensation disclosure.

Among other things, ASC 718 requires a detailed analyses to determine whether a given award is accounted for as a share-based payment and would thus be considered an "equity award" granted pursuant to an equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. For example, if an award does not contain a right to stock settlement embedded in the terms of the award, then it is not within the scope of ASC 718, and therefore would be identified as a *non*-equity incentive plan award as defined in Item 402(a)(6)(iii) of Regulation S-K. *See, e.g.*, Question 119.22 of the Division of Corporation Finance Regulation S-K Compliance & Disclosure Interpretations (stating that an award with "no right to stock settlement ... embedded in the terms of the award ... is not within scope of ASC 718," and therefore "is a non-equity incentive plan award as defined in Rule 401(a)(6)(iii)"). While stockholders certainly do not need to be experts in accounting in order to vote on the Proposal, they should at least be provided a sufficient explanation in the Proposal to enable them to understand the material aspects of the external disclosure and accounting standards that govern a central aspect of the Proposal.

We believe that, given the complexities that inevitably arise in determining if an award would be deemed "an award granted under an equity incentive plan as defined in Item 402 of Regulation S-K," the Proposal presents a situation very similar to other circumstances where the Staff concurred that a proposal referencing the Commission's rules could be excluded as impermissibly vague and indefinite so as to be inherently misleading. For example, in *Dell Inc.* (March 30, 2012), the Staff concurred with the exclusion of a stockholder proposal which sought to provide proxy access to any stockholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). In its response, the Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See also Chiquita Brands* (March 7, 2012); *MEMC Electronic Materials* (March 7, 2012); and *Sprint Nextel* (March 7, 2012). With regard to the Proposal, while it may be true that some of the Company's stockholders may be familiar with the definition of "equity incentive plan" in Item 402 of Regulation S-K and the scope of coverage of ASC 718, many other stockholders may not be familiar with the definition of "equity incentive plan" in Item 402 of Regulation S-K and, by implication, the scope of coverage of ASC 718, and these stockholders would not be able to determine the applicability of the policy set forth in the Proposal based on the language of the Proposal (including its supporting statement).

Accordingly, defining the term "equity award" by reference to an award granted under an equity incentive plan as defined in Item 402 of Regulation S-K, which inevitably results in a need to also understand ASC 718, renders the Proposal vague and indefinite so that a stockholder would not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. As further detailed in the No-Action Request, the Proposal fails to adequately disclose to stockholders, at the time of their voting decision, a key definition necessary to fully understand the applicability and impact of the Proposal.

Moreover, the Response advances an unpersuasive argument with respect to the key, but undefined, term "senior executives." The Response asserts that the "Proposal makes clear that it

covers named executive officers as defined in Item 402 of Regulation S-K." The Company is surprised by the assertion in the Response that the definition of "senior executives" is clearly intended to mean "named executive officers as defined in Item 402 of Regulation S-K." There is simply no way to understand this from the text of the Proposal, which refers to "senior executives" *not* "named executive officers." Moreover, the Proposal refers to Item 402 of the SEC's Regulation S-K solely in connection with defining the term "equity award" and *not* the term "senior executives." No stockholder reading the Proposal could be expected to understand that the key term "senior executives" in fact means "named executive officers as defined in Item 402 of Regulation S-K." As the Company detailed in the No-Action Request, the application of the various possible definitions of "senior executives" would yield a different group of affected employees in each instance, none of which would be reasonably expected to produce the results the Proponent now purports to have intended all along.

The Response makes equally unconvincing arguments with respect to the following undefined key terms:

- "Termination": The Response contends that the policy set forth in the Proposal applies to "any termination where an executive would receive accelerated vesting in connection with a change in control." The Company maintains that the meaning of "termination" in the Proposal is ambiguous as the Proposal does not specify or provide guidance on the types of termination (such as voluntary or involuntary departures, with or without cause, retirement, death and/or disability) to which the policy would apply.

- "Change in Control": The Response asserts that, since the definition "change in control" is defined by the Company in the applicable employment agreements, equity incentive plan, and/or other Company plans, there is "no cause for confusion." Even if the Company were to determine what the definition of "change in control" should mean for purposes of the Proposal, the Proposal is being put forward to stockholders who are not familiar with the various definitions in the applicable agreements and plans. Consequently, the actions ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the stockholders voting on the Proposal.

- "Partial Pro Rata Basis": The Response claims that the Proposal intentionally leaves the details of calculating the *pro rata* awards up to the Compensation Committee and asserts that the Proposal "suggests equity awards should be awarded on a partial basis as based on the performance achieved and time served." This is of little consequence, as the Proposal itself does not provide specific guidance as to which approaches the Proponent intended to be used for *pro rata* treatment, so the use of this term would be subject to multiple interpretations. For example, the Proposal does not address how "partial, *pro rata*" vesting would work in the case of those performance-based equity awards, or any other unvested equity awards (if not accelerated in connection with a change in control) prior to an awardee's termination. Consequently, depending

on how the term "partial, *pro rata*" is defined, the *pro rata* treatment could be calculated to have materially different outcomes.

For the reasons described above and as set forth in the No-Action Request, the Proposal is impermissibly vague and indefinite because it contains undefined key terms. As a result, the stockholders and the Company could have different interpretations of what the Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Proposal requires. Given the number of vague and indefinite statements included in the Proposal that are critical to any understanding of the Proposal, the Company believes that the Proposal in its entirety may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3) because it is so vague and indefinite so as to be inherently misleading.

IV. Conclusion

For the foregoing reasons and for the reasons set forth in the No-Action Request, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel and Secretary

Enclosures

cc: Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

THE MARCO CONSULTING GROUP



Exhibit A

April 12, 2013



VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to McKesson Corporation by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen,

By letter dated April 2, 2013, McKesson Corporation ("McKesson" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if McKesson omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponents").

The Proposal requests that McKesson adopt a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination. McKesson claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(9) because it conflicts with a management proposal and in reliance on Rule 14a-8(i)(3) because it is vague and indefinite. The Proponents disagree with the Company's argument for reasons explained below.



The Proposal does not conflict with the management proposal either procedurally or substantively

The Company's statement argues that the Proposal conflicts with a management proposal that, subject to pending board approval, may appear on the 2013 proxy statement to replace its 2005 Stock Plan, as amended and restated effective July 28, 2010, before it expires and in accordance with its terms. The Company informs that the change in control provision for the new plan will read as follows:

(a) The occurrence of a Change in Control shall not alone result in the accelerated vesting and exercisability of an Award unless otherwise provided in an Award agreement; provided, that an Award agreement **may provide** for full vesting and exercisability in the event of a qualifying termination of service with the Corporation (or a successor thereto) that occurs in connection with a Change in Control. (Emphasis supplied.)

The change in control provision as provided by the Company for the new stock plan is not in conflict with the Proposal

First of all, the RESOLVED Section of the precatory Proposal plainly requests that the board of directors adopt a policy that there will be no acceleration of vesting of any equity award if there is a change in control, except for partial, *pro rata* vesting, but the **implementation of that policy shall not affect any contractual rights in existence on the date of adoption**. If the putative management proposal is actually presented at the annual 2013 meeting and approved by shareholders, the contractual rights of future grantees will be fixed. The policy suggested in the precatory Proposal would be developed after the meeting. Therefore, **procedurally**, the Proposal cannot be construed as conflicting with the putative management proposal. The Staff denied permission to exclude a shareholder proposal in *Citigroup, Inc.* (February 5, 2013) and *Nabors Industries Ltd.* (March 26, 2013) where the companies similarly argued a proposal conflicted with a management proposal, but where the proposal also would be implemented after the annual meeting.

Furthermore, the change in control provision provided by the Company for the new stock plan does not conflict **substantively** with the Proposal. The change in control provision provided by the Company for the new stock plan states awards "may" provide for full vesting in the event of a termination and change in control. The operative word here is **may** because if equity awards may accelerate, they also **may not** accelerate. This provision does not require that equity awards be fully accelerated, it merely allows that full acceleration is an option.

If there is a change in The Proposal would give shareholders the opportunity to weigh in on whether they believe equity awards should be accelerated fully or accelerated on a pro rata basis. This would provide the Company with guidance on shareholder views, which McKesson could consider when deciding how acceleration will occur in the event of a change in control and termination. The provision in the new stock plan allows the Company flexibility when determining vesting and exercisability of awards.

In contrast to McKesson's proposed change in control provision, the proposed change in control provisions at two companies where the Staff permitted the omission of a similar proposal this year were definitive in their treatment of awards. In both *Starwood Hotels & Resorts Worldwide Inc.* (March 21, 2013) and *Verizon Communications Inc.* (February 8, 2013), the companies supplied their proposed change in control provisions in their no action requests and in both cases the provisions state awards **will or shall vest**, rather than **may vest**. The excerpts from the two no action requests are listed below.

Starwood Hotels & Resorts Worldwide Inc
ARTICLE 16-CHANGE IN CONTROL

16.1 Upon a Change in Control, each outstanding Award granted under this Plan (an "Outstanding Award") **will**, except to the extent that the Outstanding Award is continued, assumed, replaced or adjusted in the form of a "Replacement Award, " **vest or become immediately exercisable and/or nonforfeitable** (a) if the Change in Control occurs less than two years after the date of grant for such Outstanding Award, on a pro-rata basis (i) based on actual service during the vesting period with respect to any time-based Outstanding Award and (ii) based on actual service during the performance period with respect to the greater of the target opportunity or actual results for any performance-based Outstanding Award, and (b) if the Change in Control occurs two years or more after the date of grant for such Outstanding Award, (i) on a pro-rata basis based on actual service during the vesting period with respect to any time-based Outstanding Award and (ii) with respect to 100% of the greater of the target opportunity or actual results for any performance-based Outstanding Award. (Emphasis supplied.)

16.2 If, subsequent to receiving a Replacement Award in accordance with Section 16.1, the Participant's employment with the Company or any of its subsidiaries (or their successors in the Change in Control) is terminated within a period of two years after the Change in Control either (a) by the Participant for "Good Reason., or (b) by the Company, such subsidiary or such successor (as applicable) other than for "Cause," then the Replacement **Award will vest or become immediately exercisable and/or nonforfeitable** with respect to 100% of any time-based Replacement Award and with respect to 100% of the greater of the target opportunity or actual results for any performance-based Replacement Award (an "Accelerated Replacement Award"). For purposes of Article 16, "Replacement Award, "Good Reason" and "Cause" will be used as defined in the applicable Agreement. Outstanding Awards and Accelerated Replacement

> Awards shall become payable at such time as specified under the terms and conditions of the applicable Agreement (or agreement for such Accelerated Replacement Awards) except that, to the extent that such Outstanding Awards or Accelerated Replacement Awards are exempt from Section 409A of the Code under the "short-term deferral rule", payment for such Outstanding Awards or Accelerated Replacement Awards shall be made not be later than 2-1/2 months after the year in which they are no longer subject to substantial risk of forfeiture. (Emphasis supplied.)
>
> **Verizon**
> Article15. Change in Control.
> No outstanding Awards that have been granted after the Effective Date of this amended and restated Plan shall vest or become immediately payable or exercisable merely upon the occurrence of a Change in Control. However, if within twelve (12) months following the occurrence of a Change in Control, a Participant is involuntarily terminated without "Cause" or is deemed to have separated from service as the result of a "Good Reason", then **all outstanding Options and SARs shall become immediately exercisable**, and any restriction periods and other restrictions imposed on then-outstanding Awards shall lapse and will be paid at their targeted award level. Notwithstanding the foregoing, such Awards shall not become payable until their regularly scheduled time as specified under the terms and conditions of the applicable Award Agreement, except that, to the extent that an Award is exempt from Section 409A of the Code under the "short-term deferral rule," payment shall not be later than 2-1/2 months after the year in which it is no longer subject to substantial risk of forfeiture. Both "Cause" and "Good Reason" shall be as defined in the applicable Award Agreement. (Emphasis supplied.)

Since McKesson's change in control provision for its new stock plan allows for flexibility by stating "an Award agreement **may** [or may not] provide for full vesting and exercisability," the Proposal would not be in conflict with the management proposal. Rather, the Proposal would invite shareholders to give their view on pro-rata vesting. (Emphasis supplied.)

The Proposal is not vague or indefinite

The Company's statement attempts to muddy up the reasonable and certain requirements of the Proposal by raising a series of peripheral questions. However, as a general matter, the SEC Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

Nonetheless, the Proponents will address the peripheral questions raised in pages 7-10 of the Company's Statement to illustrate why they fail to satisfy the test of reasonable certainty. The Company's Statement argues there is uncertainty about the following terms.

Senior Executive

McKesson argues the reference to "senior executive" in the Proposal is undefined. "On its face, it is unclear what group of individuals the Proposal intended this term to cover," the Company states. The Company has no cause for confusion since the Proposal makes clear that it covers named executive officers as defined under Item 402 of Regulation S-K. The Resolved clause of the Proposal explicitly narrows the scope of the request to equity grants that fall within the scope of Item 402 of Regulation S-K, which covers named executive officers. The Resolved clause states, "For purposes of this Policy, "equity award" means any award granted under an equity incentive plan as defined in **Item 402 of the SEC's Regulation S-K**, which address executive compensation." (Emphasis supplied.)

Further, the Supporting Statement specifically cites the disclosures about the five executives whose accelerated stock and options are detailed in charts on pages 53-55 of the 2012 proxy statement. These five executives are: John H. Hammergren, Jeffrey C. Campbell, Paul C. Julian, Marc E. Owen and Laureen E. Seeger. The Proposal states, "according to last year's proxy statement, an involuntary termination at the end of 2011 fiscal year could have accelerated the vesting of $238 million worth of long-term equity to McKesson's five senior executives, with Mr. Hammergren, the Chairman, President and CEO, entitled to $105 million." Surely, shareholders and the Company can recognize that these five executives named in the relevant section of the proxy statement are its named executive officers as defined under Item 402 of Regulation S-K.

The Staff has generally denied no action requests on the basis that the term "senior executive" is vague. See *Citigroup* (Jan. 12 2013), footnote 9 of the company's letter: "The Company recognizes that the Staff has generally not agreed with the argument that terms like "senior executive" render a proposal excludable on vagueness grounds." See also *Mylan* (March 12, 2010) where the Staff denied a no action request on similar grounds.

Termination

McKesson also argues the term "termination" is subject to different interpretations and therefore is vague and indefinite. The Company states, "While terminations of employment under varying circumstances are often treated differently for purposes of post-termination compensation and benefits, for example voluntary or involuntary departures, including those with or without cause, retirement, death and/or disability, the Proposal does not provide any guidance as to which of these termination scenarios should receive partial, *pro rata* treatment." The Staff addressed this same

argument on a similar proposal in *Walgreen* (October 12, 2012) where it denied no action relief.

The Proposal applies narrowly to a change in control **as defined under any applicable employment agreement, equity incentive plan or other plan.** The Company's question as to which types of termination are covered by the policy is simple to answer. The policy applies to **any** termination where an executive would receive accelerated vesting in connection with a change in control.

Change in Control

McKesson states that the term "change in control" is defined inconclusively in the Proposal, which refers to the Company's own definition of a change in control as used in any applicable employment agreement, equity incentive plan or other plan. The Staff addressed this same argument in *Abbott Laboratories* (February 8, 2013) on a similar proposal where it denied no action relief. The definition of "change in control" is **defined by the Company** and since it is the Company that grants acceleration in connection with a change in control, there is no cause for confusion.

Equity Award

Similarly, McKesson argues that equity award is vague because it "is defined as "an award granted under an equity incentive plan as defined it Item 402 of the SEC's Regulation S-K," without specifically explaining in the Proposal the definition that would determine those equity awards to which the Proposal applies." McKesson then belabors the point that there is legislative history on how the SEC came to define Item 402 of Regulation S-K. Shareholders do not need a treatise on accounting regulations to vote on an issue concerning equity awards. It is the Company's responsibility to accurately account for equity awards. Shareholders are merely voting on whether those awards as granted by the Company should be fully accelerated or accelerated on a pro rata basis when there is a change in control.

Partial pro rata basis

The Company notes that the Proposal "does not address how partial pro rata vesting would work in the case of those performance-based equity awards, or any other unvested equity awards (if not accelerated in connection with a change in control) prior to an awardee's termination." The Staff denied a no action request in *Walgreen* (October 4, 2012) where the Company made the same argument that a similar proposal did not dictate how awards should be calculated in various scenarios.

The Proposal intentionally leaves the details of calculating the pro rata awards up to the Compensation Committee. The Resolved clause states, "...there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, **with such qualifications for an award as the Committee may determine**." (Emphasis supplied.) The Supporting Statement

likewise notes, "**with any details of any pro rata award to be determined by the Compensation Committee**." (Emphasis supplied.)

The Proponents believe the executives should be able to receive equity awards that they have earned, but not receive a windfall merely as a result of a change in control. The Proposal suggests the Compensation Committee apply the pro rata concept as it sees fit. As in the Walgreen's case, the Proponents here are not attempting to micro-manage the specific implementation of pro rata vesting, but rather to recommend a policy preference.

McKesson states the Proposal "does not permit the Compensation Committee to prescribe qualifications more generally, either in connection with an awardee who is not a "senior executive" or in connection with a set of facts or circumstances that make "partial, *pro rata*" vesting of the Company's stock impractical or impossible in connection with the time period following a change in control of the Company and prior to any applicable termination." **That is a complete misreading of the RESOLVED section of the Proposal, which is limited to senior executives and grants the Committee discretion to make partial, pro rata vesting awards "with such qualifications for an award as the Committee may determine.**" Again, the Proposal leaves the details of policy implementation up to the Committee. The Proposal suggests equity awards should be awarded on a **partial basis** as based on the performance achieved and time served. It is not the role of a shareholder proposal to direct the Committee in every detail for every imaginable change in control scenario.

For the foregoing reasons, the Proponents believe that the relief sought in McKesson's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Assistant Director
Proxy Services

Cc: Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
San Francisco, CA 94104
Willie.Bogan@McKesson.com

THE MARCO
CONSULTING
GROUP



April 12, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to McKesson Corporation by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen,

By letter dated April 2, 2013, McKesson Corporation ("McKesson" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if McKesson omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponents").

The Proposal requests that McKesson adopt a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination. McKesson claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(9) because it conflicts with a management proposal and in reliance on Rule 14a-8(i)(3) because it is vague and indefinite. The Proponents disagree with the Company's argument for reasons explained below.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871



The Proposal does not conflict with the management proposal either procedurally or substantively

The Company's statement argues that the Proposal conflicts with a management proposal that, subject to pending board approval, may appear on the 2013 proxy statement to replace its 2005 Stock Plan, as amended and restated effective July 28, 2010, before it expires and in accordance with its terms. The Company informs that the change in control provision for the new plan will read as follows:

> (a) The occurrence of a Change in Control shall not alone result in the accelerated vesting and exercisability of an Award unless otherwise provided in an Award agreement; provided, that an Award agreement **may provide** for full vesting and exercisability in the event of a qualifying termination of service with the Corporation (or a successor thereto) that occurs in connection with a Change in Control. (Emphasis supplied.)

The change in control provision as provided by the Company for the new stock plan is not in conflict with the Proposal

First of all, the RESOLVED Section of the precatory Proposal plainly requests that the board of directors adopt a policy that there will be no acceleration of vesting of any equity award if there is a change in control, except for partial, *pro rata* vesting, but the **implementation of that policy shall not affect any contractual rights in existence on the date of adoption**. If the putative management proposal is actually presented at the annual 2013 meeting and approved by shareholders, the contractual rights of future grantees will be fixed. The policy suggested in the precatory Proposal would be developed after the meeting. Therefore, **procedurally**, the Proposal cannot be construed as conflicting with the putative management proposal. The Staff denied permission to exclude a shareholder proposal in *Citigroup, Inc.* (February 5, 2013) and *Nabors Industries Ltd.* (March 26, 2013) where the companies similarly argued a proposal conflicted with a management proposal, but where the proposal also would be implemented after the annual meeting.

Furthermore, the change in control provision provided by the Company for the new stock plan does not conflict **substantively** with the Proposal. The change in control provision provided by the Company for the new stock plan states awards "may" provide for full vesting in the event of a termination and change in control. The operative word here is **may** because if equity awards may accelerate, they also **may not** accelerate. This provision does not require that equity awards be fully accelerated, it merely allows that full acceleration is an option.

If there is a change in The Proposal would give shareholders the opportunity to weigh in on whether they believe equity awards should be accelerated fully or accelerated on a pro rata basis. This would provide the Company with guidance on shareholder views, which McKesson could consider when deciding how acceleration will occur in the event of a change in control and termination. The provision in the new stock plan allows the Company flexibility when determining vesting and exercisability of awards.

In contrast to McKesson's proposed change in control provision, the proposed change in control provisions at two companies where the Staff permitted the omission of a similar proposal this year were definitive in their treatment of awards. In both *Starwood Hotels & Resorts Worldwide Inc.* (March 21, 2013) and *Verizon Communications Inc.* (February 8, 2013), the companies supplied their proposed change in control provisions in their no action requests and in both cases the provisions state awards **will or shall vest**, rather than **may vest**. The excerpts from the two no action requests are listed below.

Starwood Hotels & Resorts Worldwide Inc
ARTICLE 16-CHANGE IN CONTROL

16.1 Upon a Change in Control, each outstanding Award granted under this Plan (an "Outstanding Award") will, except to the extent that the Outstanding Award is continued, assumed, replaced or adjusted in the form of a "Replacement Award, " **vest or become immediately exercisable and/or nonforfeitable** (a) if the Change in Control occurs less than two years after the date of grant for such Outstanding Award, on a pro-rata basis (i) based on actual service during the vesting period with respect to any time-based Outstanding Award and (ii) based on actual service during the performance period with respect to the greater of the target opportunity or actual results for any performance-based Outstanding Award, and (b) if the Change in Control occurs two years or more after the date of grant for such Outstanding Award, (i) on a pro-rata basis based on actual service during the vesting period with respect to any time-based Outstanding Award and (ii) with respect to 100% of the greater of the target opportunity or actual results for any performance-based Outstanding Award. (Emphasis supplied.)

16.2 If, subsequent to receiving a Replacement Award in accordance with Section 16.1, the Participant's employment with the Company or any of its subsidiaries (or their successors in the Change in Control) is terminated within a period of two years after the Change in Control either (a) by the Participant for "Good Reason., or (b) by the Company, such subsidiary or such successor (as applicable) other than for "Cause," then the Replacement **Award will vest or become immediately exercisable and/or nonforfeitable** with respect to 100% of any time-based Replacement Award and with respect to 100% of the greater of the target opportunity or actual results for any performance-based Replacement Award (an "Accelerated Replacement Award"). For purposes of Article 16, "Replacement Award, "Good Reason" and "Cause" will be used as defined in the applicable Agreement. Outstanding Awards and Accelerated Replacement

> Awards shall become payable at such time as specified under the terms and conditions of the applicable Agreement (or agreement for such Accelerated Replacement Awards) except that, to the extent that such Outstanding Awards or Accelerated Replacement Awards are exempt from Section 409A of the Code under the "short-term deferral rule", payment for such Outstanding Awards or Accelerated Replacement Awards shall be made not be later than 2-1/2 months after the year in which they are no longer subject to substantial risk of forfeiture. (Emphasis supplied.)
>
> **Verizon**
> Article15. Change in Control.
> No outstanding Awards that have been granted after the Effective Date of this amended and restated Plan shall vest or become immediately payable or exercisable merely upon the occurrence of a Change in Control. However, if within twelve (12) months following the occurrence of a Change in Control, a Participant is involuntarily terminated without "Cause" or is deemed to have separated from service as the result of a "Good Reason", then **all outstanding Options and SARs shall become immediately exercisable**, and any restriction periods and other restrictions imposed on then-outstanding Awards shall lapse and will be paid at their targeted award level. Notwithstanding the foregoing, such Awards shall not become payable until their regularly scheduled time as specified under the terms and conditions of the applicable Award Agreement, except that, to the extent that an Award is exempt from Section 409A of the Code under the "short-term deferral rule," payment shall not be later than 2-1/2 months after the year in which it is no longer subject to substantial risk of forfeiture. Both "Cause" and "Good Reason" shall be as defined in the applicable Award Agreement. (Emphasis supplied.)

Since McKesson's change in control provision for its new stock plan allows for flexibility by stating "an Award agreement **may** [or may not] provide for full vesting and exercisability," the Proposal would not be in conflict with the management proposal. Rather, the Proposal would invite shareholders to give their view on pro-rata vesting. (Emphasis supplied.)

The Proposal is not vague or indefinite

The Company's statement attempts to muddy up the reasonable and certain requirements of the Proposal by raising a series of peripheral questions. However, as a general matter, the SEC Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

Nonetheless, the Proponents will address the peripheral questions raised in pages 7-10 of the Company's Statement to illustrate why they fail to satisfy the test of reasonable certainty. The Company's Statement argues there is uncertainty about the following terms.

Senior Executive

McKesson argues the reference to "senior executive" in the Proposal is undefined. "On its face, it is unclear what group of individuals the Proposal intended this term to cover," the Company states. The Company has no cause for confusion since the Proposal makes clear that it covers named executive officers as defined under Item 402 of Regulation S-K. The Resolved clause of the Proposal explicitly narrows the scope of the request to equity grants that fall within the scope of Item 402 of Regulation S-K, which covers named executive officers. The Resolved clause states, "For purposes of this Policy, "equity award" means any award granted under an equity incentive plan as defined in **Item 402 of the SEC's Regulation S-K**, which address executive compensation." (Emphasis supplied.)

Further, the Supporting Statement specifically cites the disclosures about the five executives whose accelerated stock and options are detailed in charts on pages 53-55 of the 2012 proxy statement. These five executives are: John H. Hammergren, Jeffrey C. Campbell, Paul C. Julian, Marc E. Owen and Laureen E. Seeger. The Proposal states, "according to last year's proxy statement, an involuntary termination at the end of 2011 fiscal year could have accelerated the vesting of $238 million worth of long-term equity to McKesson's five senior executives, with Mr. Hammergren, the Chairman, President and CEO, entitled to $105 million." Surely, shareholders and the Company can recognize that these five executives named in the relevant section of the proxy statement are its named executive officers as defined under Item 402 of Regulation S-K.

The Staff has generally denied no action requests on the basis that the term "senior executive" is vague. See *Citigroup* (Jan. 12 2013), footnote 9 of the company's letter: "The Company recognizes that the Staff has generally not agreed with the argument that terms like "senior executive" render a proposal excludable on vagueness grounds." See also *Mylan* (March 12, 2010) where the Staff denied a no action request on similar grounds.

Termination

McKesson also argues the term "termination" is subject to different interpretations and therefore is vague and indefinite. The Company states, "While terminations of employment under varying circumstances are often treated differently for purposes of post-termination compensation and benefits, for example voluntary or involuntary departures, including those with or without cause, retirement, death and/or disability, the Proposal does not provide any guidance as to which of these termination scenarios should receive partial, *pro rata* treatment." The Staff addressed this same

argument on a similar proposal in *Walgreen* (October 12, 2012) where it denied no action relief.

The Proposal applies narrowly to a change in control **as defined under any applicable employment agreement, equity incentive plan or other plan.** The Company's question as to which types of termination are covered by the policy is simple to answer. The policy applies to any termination where an executive would receive accelerated vesting in connection with a change in control.

Change in Control

McKesson states that the term "change in control" is defined inconclusively in the Proposal, which refers to the Company's own definition of a change in control as used in any applicable employment agreement, equity incentive plan or other plan. The Staff addressed this same argument in *Abbott Laboratories* (February 8, 2013) on a similar proposal where it denied no action relief. The definition of "change in control" is **defined by the Company** and since it is the Company that grants acceleration in connection with a change in control, there is no cause for confusion.

Equity Award

Similarly, McKesson argues that equity award is vague because it "is defined as "an award granted under an equity incentive plan as defined it Item 402 of the SEC's Regulation S-K," without specifically explaining in the Proposal the definition that would determine those equity awards to which the Proposal applies." McKesson then belabors the point that there is legislative history on how the SEC came to define Item 402 of Regulation S-K. Shareholders do not need a treatise on accounting regulations to vote on an issue concerning equity awards. It is the Company's responsibility to accurately account for equity awards. Shareholders are merely voting on whether those awards as granted by the Company should be fully accelerated or accelerated on a pro rata basis when there is a change in control.

Partial pro rata basis

The Company notes that the Proposal "does not address how partial pro rata vesting would work in the case of those performance-based equity awards, or any other unvested equity awards (if not accelerated in connection with a change in control) prior to an awardee's termination." The Staff denied a no action request in *Walgreen* (October 4, 2012) where the Company made the same argument that a similar proposal did not dictate how awards should be calculated in various scenarios.

The Proposal intentionally leaves the details of calculating the pro rata awards up to the Compensation Committee. The Resolved clause states, "...there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, **with such qualifications for an award as the Committee may determine**." (Emphasis supplied.) The Supporting Statement

likewise notes, "**with any details of any pro rata award to be determined by the Compensation Committee**." (Emphasis supplied.)

The Proponents believe the executives should be able to receive equity awards that they have earned, but not receive a windfall merely as a result of a change in control. The Proposal suggests the Compensation Committee apply the pro rata concept as it sees fit. As in the Walgreen's case, the Proponents here are not attempting to micro-manage the specific implementation of pro rata vesting, but rather to recommend a policy preference.

McKesson states the Proposal "does not permit the Compensation Committee to prescribe qualifications more generally, either in connection with an awardee who is not a "senior executive" or in connection with a set of facts or circumstances that make "partial, *pro rata*" vesting of the Company's stock impractical or impossible in connection with the time period following a change in control of the Company and prior to any applicable termination." **That is a complete misreading of the RESOLVED section of the Proposal, which is limited to senior executives and grants the Committee discretion to make partial, pro rata vesting awards "with such qualifications for an award as the Committee may determine."** Again, the Proposal leaves the details of policy implementation up to the Committee. The Proposal suggests equity awards should be awarded on a **partial basis** as based on the performance achieved and time served. It is not the role of a shareholder proposal to direct the Committee in every detail for every imaginable change in control scenario.

For the foregoing reasons, the Proponents believe that the relief sought in McKesson's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Assistant Director
Proxy Services

Cc: Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
San Francisco, CA 94104
Willie.Bogan@McKesson.com

Willie C. Bogan Associate General Counsel and Secretary

1934 Act/Rule 14a-8

April 2, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that McKesson Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") submitted by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent") under cover of a letter dated February 6, 2013.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2013 Proxy Materials in reliance on Rule 14a-8 on the grounds that (i) the Proposal would directly conflict with the Company's own proposal seeking stockholder approval of the Company's 2013 Stock Plan, which includes specific provisions relating to accelerated vesting of equity awards, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(9) and (ii) the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), the Company has (i) submitted this letter to the Commission no later than eighty (80) calendar days before the Company expects to file its definitive 2013

McKesson Corporation
One Post Street
San Francisco, CA 94104

www.mckesson.com

Proxy Materials with the Commission and (ii) concurrently submitted a copy of this correspondence to the Proponent. In accordance with Section C of *Staff Legal Bulletin 14D* (November 7, 2008), this letter and the accompanying exhibit are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D*, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D*, the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission. In accordance with Section F of *Staff Legal Bulletin 14F* (October 18, 2011), the Staff should transmit its response to this no-action request by e-mail to willie.bogan@McKesson.com.

I. The Proposal

The Proposal constitutes a request that the Company's stockholders approve the following resolution:

> **RESOLVED:** The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The text of the Proposal is followed by a supporting statement that is not reproduced in this letter, but that is set forth in the copy of the Proposal attached hereto as Exhibit A.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with the Company's Own Proposal Seeking Stockholder Approval of the Company's 2013 Stock Plan

The Company respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal seeking stockholder approval of the Company's 2013 Stock Plan (the "Plan") at the 2013 Annual Meeting.

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998). As noted below, consistent with the Commission's position, the Staff has concurred that where a stockholder proposal and a company-sponsored proposal present alternative and conflicting decisions for stockholders and that submitting both proposals could provide inconsistent and ambiguous results, the stockholder proposal may be excluded under Rule 14a-8(i)(9).

The Company is proposing to replace its 2005 Stock Plan, as amended and restated effective July 28, 2010, with the Plan in advance of the expiration of the 2005 Stock Plan in accordance with its terms. If the Plan is approved by the Company's Board of Directors, the Company will submit the Plan to stockholders at the 2013 Annual Meeting for approval. The Company will confirm in a supplemental letter to the Staff no later than May 23, 2013 that a proposal seeking stockholder approval of the Plan, including the provision described below, will be included as a company-sponsored proposal in the Company's 2013 Proxy Materials.

It is anticipated that the Plan to be approved by the Company's Board of Directors will contain the following provision relating to acceleration of vesting and exercisability of awards following a change in control of the Company:

13. CHANGE IN CONTROL.

(a) The occurrence of a Change in Control shall not alone result in the accelerated vesting and exercisability of an Award unless otherwise provided in an Award agreement; provided, that an Award agreement may provide for full vesting and exercisability in the event of a qualifying termination of service with the Corporation (or a successor thereto) that occurs in connection with a Change in Control.

The Proposal would ask the Company's Board of Directors to adopt a policy that prohibits accelerated vesting of a senior executive's equity awards following a change in control, except that only partial, *pro rata* vesting up to the time of the executive's termination would be permitted for a particular award. Therefore, the Company believes that the Proposal directly

conflicts with the above-referenced provision of the Plan, which permits an Award agreement to provide for full vesting and exercisability in the event of a qualifying termination of service with the Company (or a successor to the Company) that occurs in connection with a change in control of the Company.

The Company believes that it is not appropriate for the Plan, or for a Company policy, to include a provision prohibiting the acceleration of vesting of *all* equity awards where the only exception is with respect to individual grants that provide for acceleration of vesting on a partial, *pro rata* basis up to the time of the senior executive's termination. Rather, the Company believes that the question of whether an award should provide for acceleration of vesting should be addressed with respect to each grant or agreement, as appropriate, and that an award agreement may in fact provide for acceleration of full vesting in the event of a qualifying termination of service that occurs in connection with a change in control, rather than exclusively providing for only partial, *pro rata* vesting in such circumstances. As a result, if approved by the Board, the Company will submit the Plan to stockholders (including the above-referenced Section 13(a)), which provides that awards may in fact be subject to acceleration of full vesting and exercisability in the event of a qualifying termination of service that occurs in connection with a change in control as so determined with respect to such awards, and in the absence of such specific provisions, no acceleration will occur solely as a result of the change in control. If stockholders were to vote on both the Plan and the directly conflicting Proposal, the resulting votes would be inconsistent and ambiguous as to how acceleration of vesting should be addressed by the Company and the Compensation Committee in the event that both the Plan and the Proposal were approved.

The Company's Change in Control Policy for Selected Executive Employees (the "CIC Policy") allows selected senior executives, including most of the company's "named executive officers" as such term is defined in Item 402 of Regulation S-K, to receive certain "double trigger" benefits in the event of a qualifying termination of employment occurring in connection with a change in control. The CIC Policy does not apply to Mr. John H. Hammergren, Chairman of the Board, President and Chief Executive Officer, or Mr. Paul C. Julian, Executive Vice President and Group President, as their severance pay is governed by their individual employment agreements. Under the CIC Policy and in the terms and conditions established with respect to the Company's equity compensation plans, awards are generally subject to full vesting and exercisability in the event of an involuntary or constructive termination of employment following a change in control. It is expected that the terms and conditions with respect to the Plan and the awards thereunder will be materially consistent with pre-existing terms and conditions and awards as to the "double-trigger" acceleration of vesting and exercisability of awards.

The Staff has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), where an affirmative vote on both the stockholder proposal and a company-sponsored proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's stockholders, including when a stockholder proposal seeks to limit or restrict the forms or terms and conditions of equity

compensation to senior executives and the company seeks approval of an equity-based compensation plan. *See, e.g., The Charles Schwab Corporation* (February 19, 2010) (proposal urging specified changes to an executive bonus plan conflicted with the terms and conditions of the compensation plan submitted by the company for shareholder approval); *Abercrombie & Fitch Co.* (May 2, 2005) (proposal that stock options be performance-based conflicted with stock option plan submitted by the company for stockholder approval which only provided for time-based options); *Crown Holdings, Inc.* (February 4, 2004) (proposal to discontinue issuing certain equity awards to specified executives conflicted with company-sponsored equity incentive plan giving the board broad discretion as to the types and recipients of awards); *AOL Time Warner Inc.* (March 3, 2003) (proposal prohibiting issuance of additional stock options conflicted with company-sponsored discretionary stock option plan); *Croghan Bancshares, Inc.* (March 13, 2002) (proposal to exclude individual directors from stock option and incentive plan conflicted with plan granting board broad discretion to select to whom awards will be made); *First Niagara Financial Group, Inc.* (March 7, 2002) (proposal to replace stock option grants with cash bonuses conflicted with new stock option plan submitted by company); *Osteotech, Inc.* (April 24, 2000) (proposal that no stock options should be granted to executive officers and directors conflicted with new stock plan that granted broad discretion to committee to determine identity of recipients); *Phillips-Van Heusen Corporation* (April 21, 2000) (proposal that officers and directors consider the discontinuance of all stock options and other awards conflicted with company proposal to adopt certain bonus, incentive and stock option plans); *General Electric Company* (January 28, 1997) (proposal requiring stock options be adjusted for inflation conflicted with long-term incentive plan giving committee broad discretion); *Rubbermaid Incorporated* (January 16, 1997) (proposal requiring stock options be adjusted for inflation conflicted with restricted stock incentive plan not requiring such adjustment); and *SBC Communications, Inc.* (January 15, 1997) (proposal requiring stock options be adjusted for inflation conflicted with proposal that the company adopt a plan that would provide for issuance of stock options at fair market value of the stock).

More recently, in *Southwestern Energy Company* (March 7, 2013), the Staff concurred that there was some basis for the view that Southwestern Energy could exclude a proposal similar to the Proposal under Rule 14a-8(i)(9) when Southwestern Energy was asking its stockholders to approve the company's 2013 Long-Term Incentive Plan. Southwestern Energy planned to propose that stockholders adopt a new equity-based long-term incentive plan at the company's 2013 annual meeting of stockholders, which would replace the company's existing long-term incentive compensation plan that was approved by stockholders in 2004. The plan that Southwestern Energy planned to submit to a stockholder vote provided, as a default rule, that upon the occurrence of a change in control (as defined in the plan), outstanding awards that are subject to vesting shall become fully and immediately vested (and, where applicable, shall remain exercisable until their expiration, termination or cancellation). Southwestern Energy represented that the stockholder proposal, which requested that the company's board of directors adopt a policy that prohibits accelerated vesting of an executive's equity awards following a change in control, other than potentially on a partial, *pro rata* basis up to the time of the executive's termination, directly conflicted with the company's proposal, which would expressly provide for acceleration of full vesting of outstanding awards in the event of a change in control.

As a result, the inclusion of the stockholder proposal in Southwestern Energy's proxy materials would have presented alternative and conflicting decisions and would create the potential for inconsistent and ambiguous results.

Moreover, in *Verizon Communications Inc.* (February 8, 2013), the Staff concurred that there was some basis for the view that Verizon could exclude a proposal similar to the Proposal under Rule 14a-8(i)(9). In the circumstances addressed in that no-action letter, the matters to be voted on at the annual stockholders' meeting included a proposal sponsored by Verizon to approve its amended and restated long-term incentive plan. Verizon represented that the stockholder proposal would directly conflict with Verizon's proposal, and inclusion of the stockholder proposal and Verizon's proposal in Verizon's proxy materials would present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results. Verizon was proposing to amend and restate its equity based long-term incentive plan (the "Proposed Verizon LTIP"), which was last approved by stockholders in 2009, to incorporate an amendment to the limits on awards that may be granted under the plan and to approve the material terms of the performance goals in the plan for purposes of compliance with Section 162(m) of the Internal Revenue Code. In particular, the Proposed Verizon LTIP expressly provided for the accelerated vesting and payment of a target level of an executive's equity award if he or she were terminated following a change in control.

In those situations where the Staff has not concurred that a stockholder proposal could be excluded under Rule 14a-8(i)(9), it has been in circumstances where the stockholder proposal did not directly conflict with the company's proposal in such a way that the inclusion of the stockholder proposal in the company's proxy materials would present alternative and conflicting decisions and would create the potential for inconsistent and ambiguous results. For example, in *Fluor Corporation* (March 10, 2003) and *Goldman Sachs Group, Inc.* (January 3, 2003), the Staff did not concur that the stockholder proposals could be excluded under Rule 14a-8(i)(9) when these proposals required the linking of all stock option grants to an industry peer group index, where the companies' proposals provided the board of directors with discretion to set the terms of stock options, without either requiring or prohibiting a link to an industry group index. Unlike the circumstances contemplated in these no-action letters, the Plan, in direct conflict with the Proposal, specifically provides that an equity award may be subject to acceleration of full vesting and exercisability in the event of a qualifying termination in connection with a change in control (as to be provided for in individual award agreements), rather than prohibiting the acceleration of vesting in the event of a change in control. Moreover, the Plan does not merely provide for broad discretion in setting the specific terms of the equity awards, as was the case in *Fluor Corporation* and *Goldman Sachs Group, Inc.*

Because the Proposal and the Plan are in direct conflict with respect to the acceleration of vesting of executive equity awards following a change in control, the inclusion in the 2013 Proxy Materials of both the Proposal and the Company's proposal for the approval of the Plan would present alternative and conflicting decisions for the Company's stockholders, and an affirmative vote on both the Proposal and the Company's proposal would lead to an inconsistent, ambiguous and inconclusive mandate from the stockholders.

For the foregoing reasons, we believe that the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(9) as directly conflicting with the Company's own proposal to be submitted to stockholders at the 2013 Annual Meeting.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading

The Proposal is written in a manner that makes its meaning substantially unclear and susceptible to multiple interpretations. The Staff has consistently concurred that vague and indefinite stockholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (September 15, 2004); *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961). In addition, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991); *see also Staples, Inc.* (March 5, 2012) (exclusion of proposal that failed to define key terms such as "vest on a pro rata basis," "change-in-control" and "termination"); *Motorola, Inc.* (January 12, 2011) (allowing exclusion of a proposal regarding retention of equity compensation payments by executives where the proposal provided that the resolution included a request that the board negotiate "with senior executives to request that they relinquish preexisting executive pay rights" because "executive pay rights" was vague and indefinite); *Bank of America Corporation* (June 18, 2007) (allowing exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees"); *Prudential Financial, Inc.* (February 16, 2007) (allowing exclusion of a proposal urging the board to seek stockholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); and *Puget Energy, Inc.* (March 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it contains undefined key terms. As a result, the stockholders and the Company could have different interpretations of what the Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Proposal requires. The undefined key terms consist of the terms listed immediately below, as well as those discussed elsewhere in this section.

The term "senior executive" is not specifically defined in the Proposal. On its face, it is unclear what group of individuals the Proposal intended this term to cover. Application of differing standards, including "executive officers" or "named executive officers" as defined under Items 401 and 402 of Regulation S-K, respectively, "executive officers" as defined under Rule 3b-7 under the Securities Exchange Act of 1934 (the "Exchange Act"), or "officers" as

defined for purposes of Section 16 of the Exchange Act, would yield a different group of affected employees in each instance, as would a more subjective definition of senior executive employees of the Company.

Moreover, the term "termination" is not specifically defined in the Proposal. While terminations of employment under varying circumstances are often treated differently for purposes of post-termination compensation and benefits, for example voluntary or involuntary departures, including those with or without cause, retirement, death and/or disability, the Proposal does not provide any guidance as to which of these termination scenarios should receive partial, *pro rata* treatment.

Additionally, the Staff has previously permitted exclusion of proposals that define terms by reference to outside sources and therefore fail to disclose to stockholders key definitions that are part of the proposal. In *Bank of America Corporation* (February 2, 2009), the Staff concurred that Bank of America could exclude a proposal that defined "independent director" by reference to the standard set by the Council of Institutional Investors, even when the proposal also provided a brief summary of that standard. Similarly, JPMorgan was able to obtain the Staff's concurrence that it could exclude a proposal that defined the phrase "grassroots lobbying communication" by reference to federal regulations defining the term. The Staff concurred with JPMorgan that the proposal could be excluded under Rule 14a-8(i)(3) as vague and indefinite, noting JPMorgan's view "that the proposal does not sufficiently explain the meaning of 'grassroots lobbying communications.'" *JPMorgan Chase & Co.* (March 5, 2010). The Staff also concurred in *Wellpoint Inc.* (February 24, 2012, *recon. denied* March 27, 2012) that a proposal for an independent chairman could be excluded under Rule 14a-8(i)(3) as vague and indefinite, because it defined independence solely with reference to New York Stock Exchange listing standards.

The Staff's determinations in these no-action letters are consistent with many other precedents in which the Staff has concurred that references to specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement. For example, in *Dell Inc.* (March 30, 2012) a stockholder proposal sought to provide proxy access to any stockholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). Finding that the specific eligibility requirements "represent a central aspect of the proposal," the Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3). The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See,* e.g., *Chiquita Brands* (March 7, 2012); *MEMC Electronic Materials* (March 7, 2012); and *Sprint Nextel* (March 7, 2012); *see also Exxon Mobil Corp. (Naylor)* (March 21 , 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (February 16, 2010, *recon. denied* March 2, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying

communications as defined in 26 C.F.R. § 56.4911-2"); and *Johnson & Johnson* (February 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

The Proposal is impermissibly vague and indefinite because, as in the situation described above, the Proposal defines the following key terms by reference to outside sources.

The term "change in control," which is a central aspect of the Proposal, is defined inconclusively as any definition used under "any applicable employment agreement, equity incentive plan or other plan" that the Company may have outstanding. In addition to potentially numerous differing formulations, the definition makes a general reference to sources that are outside of the Proposal. As such, stockholders will not know all of the essential elements of the Proposal upon which they are being asked to vote. Furthermore, to the extent that various documents were to define "change in control" differently, the Company would not be able to determine what actions or measures would be required to properly implement the Proposal, and the action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the stockholders voting on the proposal.

Further, the term "equity award," which is a central aspect as to the actual applicability of the Proposal, is defined as "an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K," without specifically explaining in the Proposal the definition that would determine those equity awards to which the Proposal applies. While the Proposal's reference to the definition of the term "equity incentive plan" in Item 402 of Regulation S-K is definitive, it fails to adequately disclose to the stockholders at the time of their voting decision a key definition necessary to fully understand the applicability and impact of the Proposal. Item 402(a)(6)(iii) of Regulation S-K defines "equity incentive plan" as "an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of FASB ASC Topic 718." As a result, Item 402(a)(6)(iii) of Regulation S-K specifically contemplates particular types of equity incentive plans under which certain awards are made, and the determination as to which awards are covered must be made by reference to yet another external standard under U.S. Generally Accepted Accounting Principles, FASB ASC Topic 718 ("ASC 718"). ASC 718 provides comprehensive guidance for determining the value of equity-based compensation for financial statement reporting purposes and how that value is to be recognized in a company's financial statements. ASC 718 includes detailed requirements for what types of awards are covered by the standard and how those awards are valued for the purpose of recognizing the expense of those awards in the financial statements. As a result of the Proposal's reference to the definition of the term "equity incentive plan" in Item 402 of Regulation S-K, the Proposal does not provide sufficient information as to the operation of that definition or the necessary applicability of ASC 718 in determining what awards should be subject to the requested policy. Given that the definition is meant to address a central aspect of the Proposal in terms of identifying those awards to which the policy must apply, the reference to the external definition renders the Proposal vague and indefinite so that a stockholder would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

Further, the Staff generally has concurred with the exclusion of executive compensation-related proposals that fail to provide guidance on how the proposal would be implemented. *See, e.g., The Boeing Company* (March 2, 2011) (exclusion of proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because it did not sufficiently explain the meaning of the phrase); and *General Electric Co.* (January 21, 2011) (exclusion of proposal to change senior executive compensation, which the company and its stockholders would not be able to determine with reasonable certainty exactly what actions or measures the proposal requires).

The Staff has also concurred with the exclusion of proposals substantially similar to the Proposal that fail to provide guidance on how the proposal would be implemented, under circumstances where the stockholders and the company would be unable to determine with reasonable certainty exactly what actions or measures were required by the proposal. *See, e.g., Devon Energy Corporation* (March 1, 2012) (exclusion of proposal that failed to define how the proposal would apply "pro rata" vesting requirement to performance-based equity awards); *Limited Brands, Inc.* (February 29, 2012) (same); *Verizon Communications Inc.* (January 27, 2012) (same); and *Honeywell International Inc.* (January 24, 2012) (same). As in the above-referenced precedent, performance-based vesting is an element of the Company's equity compensation program. The Proposal does not address how "partial, *pro rata*" vesting would work in the case of those performance-based equity awards, or any other unvested equity awards (if not accelerated in connection with a change in control) prior to an awardee's termination. The Proposal specifically tasks the Compensation Committee with determining "qualifications" for "partial, *pro rata*" vesting of a senior executive's awards up to the time of such senior executive's termination, but does not permit the Compensation Committee to prescribe qualifications more generally, either in connection with an awardee who is not a "senior executive" or in connection with a set of facts or circumstances that make "partial, *pro rata*" vesting of the Company's stock impractical or impossible in connection with the time period following a change in control of the Company and prior to any applicable termination. Accordingly, the Proposal is impermissibly vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3).

We are aware that the Staff has recently been unable to concur with requests to exclude substantially similar proposals from the requesting companies' proxy materials under Rule 14a-8(i)(3). *See*, e.g., *Davita Healthcare Partners Inc.* (March 20, 2013); *The Wendy's Company* (February 26, 2013); *Abbott Laboratories* (February 8, 2013); and *Walgreen Company* (October 4, 2012). We believe, however, that the Company's circumstances, the Proposal and the arguments included herein present new considerations as compared to those presented to the Staff previously (including, for example, the applicability of ASC 718 to understanding the Proposal).

We do not believe that the Proponent should be permitted to revise the Proposal to address the vague and indefinite statements referenced herein. As the Staff noted in *Staff Legal Bulletin 14* (July 13, 2001), there is no provision in Rule 14a-8 which permits a stockholder to

revise a proposal and supporting statement. While we recognize that the Staff sometimes permits stockholders to make minor revisions to proposals in order to eliminate false and misleading statements, the Staff's intent to "limit this practice to minor defects was evidenced by its statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it in compliance with the proxy rules." *Staff Legal Bulletin 14B*. Given the number of vague and indefinite statements included in the Proposal that are critical to any understanding of the Proposal, we believe that the Staff should disregard any request of the Proponent to revise the Proposal to attempt to bring it into compliance with the Commission's proxy rules.

For the foregoing reasons, we believe that the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3) because it is vague and indefinite so as to be inherently misleading.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel and Secretary

Enclosures

cc: Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

Exhibit A



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

Edwin D. Hill
Trustee

Sam J. Chilia
Trustee

February 6, 2013

VIA EMAIL AND U. S. MAIL

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corp.
One Post Street, 35th Floor
San Francisco, CA 94104

Dear Mr. Bogan:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in McKesson Corp.'s ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2013.

The proposal relates to a **"Limit on Accelerated Vesting of Equity Awards,"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of McKesson Corp.'s common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2013 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore J. Chilia
Trustee

SJC:daw
Enclosure

Form 972

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

McKesson Corporation (the "Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, an involuntary termination at the end of the 2011 fiscal year could have accelerated the vesting of $238 million worth of long-term equity to McKesson's five senior executives, with Mr. Hammergren, the Chairman, President and CEO, entitled to $105 million.

In this regard, we note that McKesson uses a "double trigger" mechanism to determine eligibility for accelerated vesting: (1) There must a change of control, which can occur as defined in the plan or agreement, and (2) an involuntary termination in conjunction with the change of control.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote **FOR** this proposal.